SECOND AMENDMENT TO THE THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF LIBERTY ELECTRIC POWER, LLC

This Second Amendment to the Third Amended and Restated Limited Liability Company Operating Agreement (this "Amendment") of Liberty Electric Power, LLC, a Delaware limited liability company (the "Company"), is entered into effective as of December 30, 2015 (the "Effective Date"), by Liberty Electric Generation Holdings, LLC, a Delaware limited liability company ("Liberty Generation"), in its capacity as the sole member of the Company.

WHEREAS, the Company entered into that certain Third Amended and Restated Limited Liability Company Operating Agreement dated April 1, 2015, as amended (the "LLC Agreement");

WHEREAS, immediately prior to the Merger (as defined below), LEP Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Liberty Generation ("LEP"), was the sole member of the Company;

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and between LEP and Liberty Generation, and the filing of the certificate of merger in connection therewith with the Secretary of State of the State of Delaware, LEP merged with and into Liberty Generation, with Liberty Generation as the surviving entity of such transaction (the "Merger"); and

WHEREAS, following the Merger, Liberty Generation is the sole member of the Company and in such capacity desires to amend the LLC Agreement to reflect the current ownership of the Company.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Liberty Generation, as the sole member of the Company, agrees as follows:

1. Amendment. The LLC Agreement shall be amended effective as of the Effective Date in the manner provided in this Section 1.

(a) Each reference to "LEP Holdings, LLC" in the LLC Agreement is hereby deleted in its entirety and replaced with "Liberty Electric Generation Holdings, LLC".

(b) Schedule B is hereby replaced with the Schedule B attached hereto.

2. Miscellaneous.

(a) Ratification and Confirmation. Except as expressly amended by this Amendment, all other terms and provisions of the LLC Agreement shall remain in full force and effect.

(b) Governing Law. This Amendment shall be construed in accordance with, and governed by, the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(c) Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not have any significance in the interpretation of this Amendment.

(d) Entire Agreement. This Amendment and the documents referred to herein set forth the entire understanding and agreement of the parties hereto regarding the subject matter hereof and supersede and replace all prior and contemporaneous oral and written agreements of the parties hereto with respect to the subject matter hereof.

[*Signature Page Follows*]

This Amendment was adopted effective as of the Effective Date first written above.

LIBERTY ELECTRIC GENERATION HOLDINGS, LLC

By: ______________________
Name: Heidi D. Lewis
Title: Vice President, Group General Counsel, Assistant Secretary

SCHEDULE B

Member

Name	Mailing Address
Liberty Electric Generation Holdings, LLC	601 Travis Street, Suite 1400 Houston, Texas 77002